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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Daugherty, Patrick H.		Mariner Health Care, Inc. (MHCA)
	Highland Capital Management 13455 Noel Road, Suite 1300	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			12/5/02
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Dallas, TX 75240 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common stock, par value $0.01 per share		11/25/02		N/A		P			25,000	A	$6.75		1,338,263 (1)		I		Highland Crusader (2)

	Common stock, par value $0.01 per share		11/26/02		N/A		P			10,000	A	$6.75		1,348,263 (2)		I		Highland Crusader (2)

	Common stock, par value $0.01 per share		12/2/02		N/A		P			225,000	A	$7.27		1,573,263 (2)		I		Highland Crusader (2)

	Common stock, par value $0.01 per share		12/4/02		N/A		P			40,000	A	$7.00		1,613,263 (2)		I		Highland Crusader (2)

	Common stock, par value $0.01 per share		12/5/02		N/A		P			2,800	A	$7.20		1,616,063 (3)		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Options to purchase common stock (4)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

									25,000		D

Explanation of Responses:

(1) Consists of 97,580 shares of common stock held by Highland Capital Management, L.P. ("Highland Capital"), 1,137,010 shares of common stock held by Highland Crusader Offshore Partners, L.P. ("Highland Crusader"), 77,673 shares of common stock held by Prospect Street High Income Portfolio, Inc. ("Prospect") and options to purchase 25,000 shares of common stock held by Mr. Daugherty. Mr. Daugherty is an employee of Highland Capital, the general partner of Highland Crusader and the investment advisor for Prospect. Pursuant to an arrangement between Mr. Daugherty and Highland Capital, Mr. Daugherty is required to assign or remit all compensation, including stock options, received as a director of Mariner Health Care, Inc. (the "Company") to Highland Capital. Mr. Daugherty disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

(2) Securities acquired for the account of Highland Crusader.

(3) Securities acquired for Mr. Daugherty's personal account.

(4) As previously reported, Mr. Daugherty has received an option to purchase 25,000 shares of common stock of the Company.

/s/ Stefano M. Miele, Attorney-in-Fact for Patrick H. Daugherty	12/9/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

LIMITED POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that the undersigned has constituted, made and appointed, and by these presents does make, constitute and appoint Stefano M. Miele and Wynn G. Sims, or any of them, his or her true and lawful Attorneys-in-Fact, who may do for the undersigned and on his or her behalf all of the following:

1.

     To execute and deliver any filings made with respect to the undersigned under Section 16 of the Securities Exchange Act of 1934, as amended, as filed relating to the securities of Mariner Health Care, Inc., a Delaware corporation.

2.

     To do, execute and perform any other act, matter or thing whatsoever that ought to be done, executed and performed or in the opinion of any of the Attorneys-in-Fact ought to be done, executed or performed in or about the performance of the foregoing powers set forth in paragraph 1 hereof.

3.

     All parties dealing with any of the undersigned’s Attorneys-in-Fact in connection with said powers under paragraph 1 may rely fully upon their power and authority herein, to act for the undersigned and on his or her behalf and in his or her name, and such parties shall be fully protected in so acting, prior to their receipt of notice of any termination hereof by operation of law or otherwise and to such effect the undersigned is hereby bound.

     The undersigned has ratified and confirmed, and by these presents does hereby ratify and confirm all that the Attorneys-in-Fact appointed hereby may lawfully do by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has granted this Limited Power of Attorney as of the 24th day of October, 2002.

Signature: /s/ Patrick H. Daugherty
Print Name: Patrick H. Daugherty